This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES FIRST QUARTER 2020 FINANCIAL AND OPERATING RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2020

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, May 13, 2020 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three months ended March 31, 2020.  All dollar values are expressed in United States dollars unless otherwise stated.  TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three months ended March 31, 2020 and 2019, are available on TransGlobe's website at www.trans-globe.com.

HIGHLIGHTS:

▪	First quarter production averaged 14,997 boe/d (Egypt 12,544 bbls/d, Canada 2,453 boe/d), a decrease of 365 boe/d (2%) from the previous quarter;
▪	Production in April averaged ~14,351 boe/d (Egypt ~12,111 bbls/d, Canada ~2,240 boe/d), a decrease of 4% from Q1-2020;
▪

Sales averaged 22,934 boe/d including one cargo lifting of 452.1 thousand barrels ("mbbls") for net proceeds (inclusive of hedging gains) of $14.6 million (collected in April 2020) and 765.4 mbbls sold to EGPC for net proceeds of $37.0 million, in Q1-2020. Average realized price for Egyptian sales in Q1-2020 of $40.46/bbl;

▪	Funds Flow from operations of $25.7 million ($0.35 per share) in the quarter;
▪	First quarter net loss of $55.2 million ($0.76 per share), inclusive of a $73.5 million non-cash impairment loss and a $4.4 million unrealized gain on derivative commodity contracts;
▪	Ended the first quarter with positive working capital of $53.3 million, including cash and cash equivalents of $23.8 million;
▪	Drilled a Yusr development well at West Bakr in Egypt (HW-2A);
▪	Drilled a 2-mile horizontal Cardium development well in the South Harmattan area of Canada;
▪	The majority of the 2020 capital program has been executed with the capital spent in Q1;
▪	In process of reducing monthly G&A costs across the business by a targeted ~35% through headcount reduction, universal salary rollbacks and reduction of discretionary expenditures;
▪	Business continuity plans activated across all locations in response to COVID-19 with no health and safety impacts or disruption to production;
▪	Subsequent to the quarter entered into costless Dated Brent collars ($30.00 / $40.70) for TransGlobe’s remaining unhedged forecasted 2020 Egypt entitlement oil production;
▪	Negotiations continued throughout the quarter with the Egyptian government to amend, extend and consolidate the Company’s Eastern Desert concession agreements; and
▪

TransGlobe continues to actively evaluate M&A opportunities, with a view to not only better position the Company to weather the current crisis but also rebound strongly once commodity prices begin to strengthen.

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended March 31
Financial	2020	2019	% Change
Petroleum and natural gas sales	80,187	69,217	16
Petroleum and natural gas sales, net of royalties	53,234	37,352	43
Realized derivative gain (loss) on commodity contracts	4,168	(222)	(1,977)
Unrealized derivative gain (loss) on commodity contracts	4,376	(4,774)	(192)
Production and operating expense	23,257	11,533	102
Selling costs	626	475	32
General and administrative expense	1,904	4,867	(61)
Depletion, depreciation and amortization expense	12,252	8,766	40
Income tax expense	4,585	6,203	(26)
Cash flow used in operating activities	3,672	13,071	(72)
Funds flow from operations[1]	25,683	15,155	69
Basic per share	0.35	0.21
Diluted per share	0.35	0.21
Net loss	55,218	8,806	527
Basic per share	0.76	0.12
Diluted per share	0.76	0.12
Capital expenditures	5,577	8,547	(35)
Dividends declared	-	2,539	(100)
Dividends declared per share	-	0.035
Working capital	53,294	43,600	22
Long-term debt, including current portion	36,591	47,687	(23)
Common shares outstanding
Basic (weighted average)	72,542	72,427	-
Diluted (weighted average)	72,542	72,694	-
Total assets	241,219	308,113	(22)

Operating
Average production volumes (boe/d)	14,997	15,924	(6)
Average sales volumes (boe/d)	22,934	15,047	52
Inventory (mbbls)	242.1	647.0	(63)
Average realized sales price ($/boe)	38.42	51.11	(25)
Production and operating expenses ($/boe)	11.14	8.52	31
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures"

Average reference prices and exchange rates	2020	2019
	Q-1	Q-4	Q-3	Q-2	Q-1
Crude oil
Dated Brent average oil price ($/bbl)	50.44	63.41	61.93	68.92	63.17
Edmonton Sweet index ($/bbl)	38.59	51.56	51.76	55.17	49.96
Natural gas
AECO ($/MMBtu)	1.43	1.88	1.04	0.89	1.35
US/Canadian Dollar average exchange rate	1.35	1.32	1.32	1.34	1.33

CORPORATE SUMMARY

TransGlobe produced an average of 14,997 boe/d during the first quarter of 2020. Egypt production was 12,544 bbls/d and Canada production was 2,453 boe/d. Production for the quarter was 9% higher than the full year 2020 guidance of between 13,300 to 14,300 boe/d and 2% lower than the previous quarter, primarily due to natural declines.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $40.46 per barrel in Egypt during the quarter. In Canada, the Company received an average of $40.57 per barrel of oil and $1.61 per thousand cubic feet ("mcf") of natural gas during the quarter.

During Q1-2020, the Company had funds flow from operations of $25.7 million and ended the quarter with positive working capital of $53.3 million, including cash and cash equivalents of $23.8 million. The Company had a net loss in the quarter of $55.2 million, inclusive of a $4.4 million unrealized derivative gain on commodity contracts which represents a fair value adjustment on the Company's hedging contracts as at March 31, 2020. The net loss was also inclusive of a non-cash impairment loss of $40.0 million on the Company’s petroleum and natural gas (“PNG”) assets and a non-cash impairment loss of $33.5 million on the Company’s exploration and evaluation (“E&E”) assets. The Company recognized impairments on its PNG assets due to a significant decrease in crude oil pricing during the quarter and the resulting reduction in fair value of these assets. The Company recognized impairments on its E&E assets principally due to the scale of exploration results compared to investments to date and consideration of the uncertainly of the timing of additional exploration activities in these areas given the current economic environment.

In Egypt, the Company sold a 452.1 mbbls cargo of entitlement crude oil and 765.4 mbbls to EGPC during the quarter, and had 242.1 mbbls of entitlement crude oil inventory at March 31, 2020. The decrease in inventoried crude oil is attributed to a significant increase in sales and a slight decrease in production compared to the previous quarter. All Canadian production was sold during the quarter.

In the Eastern Desert, the Company drilled the HW-2A development well at West Bakr. The well was drilled to a total depth of 1,639 meters and completed in April 2020 as a Yusr producer. In the Western Desert, SGZ-6X well is producing from the Upper Bahariya reservoir at a rate restricted to a field estimated 250 - 300 bbls/d light and medium crude to evaluate the well, manage the reservoir and optimize the separation of oil, gas and water.

Discussions with EGPC, the Company’s joint venture operating partner, are ongoing to reduce operating expenditures. Any material operating cost reductions in Egypt will require the assistance of EGPC to implement. Further constructive negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements have continued through the period, with both parties recognizing the attractiveness of a revised agreement to stabilize and ultimately improve investment in production, following a return to a more sustainable commodity price environment.

In Canada, a 2-mile Cardium development well has been successfully drilled and the rig released. Stimulation and equipping for production will await improved oil prices. Prudently extending the well allowed TransGlobe to cost effectively secure future upside potential in South Harmattan. Crude oil prices in Western Canada have been significantly impacted by the current oversupply into the market exacerbated by the COVID-19 related demand contraction. The Company is exploring all avenues with its contractors and suppliers to reduce operating costs in its Canadian operations.

TransGlobe continues to actively evaluate M&A opportunities, with a view to not only better position the Company to weather the current crisis but also rebound strongly once commodity prices begin to strengthen.

Crisis Mitigation Measures

TransGlobe is focused on conserving cash to proactively manage its balance sheet in the current low commodity price environment. The Company has successfully implemented the previously announced 80% reduction in the 2020 capital program. The Company has also undertaken a general and administrative (“G&A”) cost reduction exercise across all locations through staff reductions, salary rollbacks and reducing all discretionary expenditures. This also includes a rollback of non-executive director remuneration of 10%. The Company estimates that these actions will reduce on-going monthly G&A by approximately 35%, but there were non-recurring restructuring charges that have impacted Q1-2020 results and will continue to impact Q2-2020 results.

The Company remains in constant communication with its lenders (Mercuria Energy Trading and ATB Financial) and does not anticipate deviating from its pre-crisis anticipated debt reduction schedule.

In early March, the Company recognized the potential for an extended period of price uncertainty, and acted to expeditiously finalize sales arrangements for the recent build in Egyptian crude oil inventory.

TransGlobe continues to review its price exposure in the current crude oil price environment and, subsequent to the quarter, entered into additional 2020 hedges to provide further downside protection against a protracted near-term, low price environment. The Company entered into costless Dated Brent collars for its remaining unhedged forecasted 2020 Egypt entitlement oil production. An additional 800 mbbls (100 mbbls monthly from May-December) have been price-protected with a purchased put of $30.00/bbl and a sold call of $40.70/bbl. The Company has and will continue to update its economic thresholds for shutting in production in both Canada and Egypt. All operations including what would normally be routine operations, are subject to a thorough economic review prior to expenditures being approved. At this time the Company has not shut-in any material production but this is continually being monitored.

The Company has had no reported cases of COVID-19 among its staff, contractors or joint venture partners. Business continuity plans have been implemented in all our locations and operations continue as normal.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by its existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength through the current volatile oil price environment.

Funding for the Company’s capital expenditures is provided by cash flow from operations and cash on hand. The Company expects to fund its 2020 exploration and development program through the use of working capital and cash flow from operations. The Company also expects to pay down debt and explore business development opportunities with its working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at March 31, 2020, the Company had a working capital surplus of $53.3 million (December 31, 2019 - $32.2 million). The increase in working capital is primarily the result of an increase in accounts receivable due to the increase in sales in Q1-2020, partially offset by a corresponding decrease in crude oil inventory, and a decrease in cash due to the funding of the 2020 capital program to date.

As at March 31, 2020, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to six months in 2017, and has since fluctuated within an acceptable range. As at March 31, 2020, amounts owing from EGPC were $29.4 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company sold one crude oil cargo in Q1-2020 for total proceeds of $14.6 million (inclusive of hedging gains), the proceeds of which were collected in April 2020. The Company sold an additional 765.4 mbbls of crude oil to EGPC for net proceeds of $37.0 million in the quarter. As at March 31, 2020 the company had collected $13.9 million, subsequent to the quarter an additional $3.0 million has been collected. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at March 31, 2020, the Company held 242.1 mbbls of entitlement crude oil as inventory.

As at March 31, 2020, the Company had $92.6 million of revolving credit facilities with $37.0 million drawn and $55.6 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $30.0 million was drawn and outstanding. The Company also has a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($17.6 million), of which C$9.9 million ($7.0 million) was drawn and outstanding. During the three months ended 2020, the Company had drawings of C$0.1 million ($0.1 million) on this facility. Subsequent to the quarter end the Company re-paid $10.0 million on the $75.0 million prepayment facility.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

OPERATIONS UPDATE

Please see the table entitled “Production Disclosure” at the end of this news release for the detailed constituent product types and their respective quantities measured at the first point of sale for all production amounts disclosed in this news release on a Bopd and Boepd basis.

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, West Bakr, and North West Gharib (100% working interest, operated)

Operations and Exploration

During the first quarter of 2020, the Company drilled a development oil well in the Eastern Desert at West Bakr. The HW-2A development well was drilled to a total depth of 1,639 meters. Due to stuck pipe, only the Yusr-B reservoir was fully logged and evaluated with an internally estimated 0.3 meters of net oil pay on this reservoir. The other Yusr reservoirs and the upper Bakr reservoir, though all exhibiting good oil shows, were not logged at this time. HW-2A was completed in April 2020 as a producer on 5.4 meters of oil bearing Yusr-C reservoir observed on the mud logs. The SHAMS-2 rig was demobilized following the completion of HW-2A.

The Company has initiated discussions with EGPC, our joint venture operating partner, to reduce operating expenditures.

All well interventions and repairs following failure are assessed for economic viability prior to execution, with the postponement of those activities unable to carry their repair and operating cost at current oil prices. At this time no material impact to 2020 production expectations has resulted from activities deferred in this way. The Company will continue to update its economic thresholds for shutting in production.

Constructive negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements have continued through the period, with both parties recognizing the attractiveness of a revised agreement to stabilize and ultimately improve investment in production, following a return to a more sustainable commodity price environment.

Production

Production averaged 12,343 bbls/d during the quarter, a decrease of 4% (488 bbls/d) from the previous quarter. This decrease is primarily due to natural declines, with March production being impacted by severe weather in Egypt. Production guidance remains unchanged for fiscal 2020 of 11,300 to 12,100 bbls/d.

Production in April 2020 averaged ~11,854 bbls/d.

Sales

The Company sold 758.5 mbbls of inventoried entitlement crude oil to EGPC during the quarter and a cargo of 452.1 mbbls of Gharib blend crude, which was lifted in mid-March.

Quarterly Eastern Desert Production (bbls/d)	2020	2019
	Q-1	Q-4	Q-3	Q-2
Gross production rate[1]	12,343	12,831	13,750	14,663
TransGlobe production (inventoried) sold	7,937	(674)	(1,821)	(967)
Total sales	20,280	12,157	11,929	13,696

Government share (royalties and tax)	6,977	7,250	7,795	8,320
TransGlobe sales (after royalties and tax)[2]	13,303	4,907	4,134	5,376
Total sales	20,280	12,157	11,929	13,696
[1]	Quarterly production by concession (bbls/d):
West Gharib – 3,664 (Q1-2020), 3,857 (Q4-2019), 4,003 (Q3-2019), and 4,256 (Q2-2019)
West Bakr – 8,277 (Q1-2020), 8,489 (Q4-2019), 8,978 (Q3-2019), and 9,389 (Q2-2019)
North West Gharib - 402 (Q1-2020), 485 (Q4-2019), 769 (Q3-2019), and 1,018 (Q2-2019)
[2]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the Government's share of production sharing oil.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

At South Ghazalat, the SGZ-6X well is currently producing from the Upper Bahariya reservoir at a rate restricted to a field estimated 250-300 bbls/d light and medium crude to evaluate the well, manage the reservoir and optimize the separation of oil, gas and water.

With the continued postponement of both appraisal and exploration drilling at South Ghazalat in 2020, production from SGZ-6X alone at current and near-term oil prices is insufficient to cover its operating costs. The Company is working with EGPC to further cut western desert operating costs to generate positive cash flow from SGZ-6X operations, however, if this is not possible, the Company is considering suspending South Ghazalat operations until either oil prices improve or production off the lease can be increased through new wells or a recompletion of SGZ-6X.

Production

Production averaged 201 bbls/d during the quarter, with March production being impacted by severe weather in Egypt. This was the first full quarter of production at South Ghazalat.

Production in April 2020 averaged ~257 bbls/d.

Sales

The Company sold all of its entitlement crude oil production of 6.9 mbbls in the quarter to EGPC.

CANADA

Operations and Exploration

During the quarter, a 2-mile Cardium development well was successfully drilled and the rig was released. Stimulation and equipping for production will await improved oil prices. By extending the well trajectory by a further 218 meters into an adjacent section, this well holds an additional 7.5 sections of land in the South Harmattan fairway. Prudently extending the well allowed TransGlobe to cost effectively secure future upside potential in South Harmattan.

The 2-mile horizontal 2-20 well, completed in Q4 2019 and de-risking the South Harmattan fairway, continued to produce at field estimated rates of 234 boe/d (197 bbls/d light oil, 119 mcf/d gas, 18 bbls/d NGL) prior to being shut-in in mid-March to drill a well from same location. The Company is very encouraged that production performance remains in line with Company expectations for this significant new resource play.

Crude oil prices in Western Canada have been significantly impacted by current oversupply into the market exacerbated by the COVID-19-related demand contraction. During the quarter TransGlobe’s light oil production continued to be produced at a positive field netback. In addition, natural gas prices were relatively strong through the first quarter averaging $1.43/MMBtu. Nonetheless, the Company is exploring all avenues with its contractors and suppliers to reduce operating costs in its Canadian operations and will consider shutting in production if the economics of shutting in are superior to producing and selling.

In the event the Company decides to suspend or limit oil sales, it will be able to produce oil to tanks for approximately one month at currently forecasted production, before needing to shut-in the production.

Production

In Canada, production averaged 2,453 boe/d during the quarter, a decrease of 78 boe/d (3%) from the previous quarter. This marginal decrease was primarily due to natural declines and the shut-in of the 2-20 well while drilling a well from the same location.

Production in April 2020 averaged ~2,240 boe/d with ~797 bbls/d of oil.

Quarterly Canada Production	2020	2019
	Q-1	Q-4	Q-3	Q-2
Canada crude oil (bbls/d)	860	908	666	788
Canada NGLs (bbls/d)	761	735	585	533
Canada natural gas (mcf/d)	4,996	5,331	5,652	5,733
Total production (boe/d)	2,453	2,531	2,193	2,277

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended March 31
	2020	2019

REVENUE
Petroleum and natural gas sales, net of royalties	53,234	37,352
Finance revenue	58	183
	53,292	37,535

EXPENSES
Production and operating	23,257	11,533
Selling costs	626	475
General and administrative	1,904	4,867
Foreign exchange loss (gain)	52	(87)
Finance costs	815	1,141
Depletion, depreciation and amortization	12,252	8,766
Asset retirement obligation accretion	68	56
(Gain) loss on financial instruments	(8,544)	4,996
Impairment loss	73,495	8,391
	103,925	40,138

Loss before income taxes	(50,633)	(2,603)

Income tax expense - current	4,585	6,203
NET LOSS	(55,218)	(8,806)

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments	(4,806)	541
COMPREHENSIVE LOSS	(60,024)	(8,265)

Net loss per share
Basic	(0.76)	(0.12)
Diluted	(0.76)	(0.12)

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	March 31, 2020	December 31, 2019

ASSETS
Current
Cash and cash equivalents	23,830	33,251
Accounts receivable	47,612	10,681
Derivative commodity contracts	4,159	-
Prepaids and other	4,044	4,338
Product inventory	6,183	17,516
	85,828	65,786
Non-Current
Intangible exploration and evaluation assets	577	33,706
Property and equipment
Petroleum and natural gas assets	145,545	196,150
Other	3,935	4,296
Deferred taxes	5,334	8,387
	241,219	308,325

LIABILITIES
Current
Accounts payable and accrued liabilities	31,394	32,156
Derivative commodity contracts	-	217
Current portion of lease obligations	1,140	1,219
	32,534	33,592
Non-Current
Long-term debt	36,591	37,041
Asset retirement obligations	11,632	13,612
Other long-term liabilities	195	614
Lease obligations	318	589
Deferred taxes	5,334	8,387
	86,604	93,835

SHAREHOLDERS’ EQUITY
Share capital	152,805	152,805
Accumulated other comprehensive (loss) income	(3,672)	1,134
Contributed surplus	24,822	24,673
(Deficit) Retained earnings	(19,340)	35,878
	154,615	214,490
	241,219	308,325

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2020	2019

Share Capital
Balance, beginning of period	152,805	152,084
Stock options exercised	-	547
Transfer from contributed surplus on exercise of options	-	174
Balance, end of period	152,805	152,805

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	1,134	(939)
Currency translation adjustment	(4,806)	541
Balance, end of period	(3,672)	(398)

Contributed Surplus
Balance, beginning of period	24,673	24,195
Share-based compensation expense	149	146
Transfer to share capital on exercise of options	-	(174)
Balance, end of period	24,822	24,167

(Deficit) Retained Earnings
Balance, beginning of period	35,878	44,951
Net loss	(55,218)	(8,806)
Dividends	-	(2,539)
Balance, end of period	(19,340)	33,606

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

	Three Months Ended March 31
	2020	2019

OPERATING
Net loss	(55,218)	(8,806)
Adjustments for:
Depletion, depreciation and amortization	12,252	8,766
Asset retirement obligation accretion	68	56
Impairment loss	73,495	8,391
Share-based compensation	(1,301)	915
Finance costs	815	1,141
Unrealized (gain) loss on financial instruments	(4,376)	4,774
Unrealized gain on foreign currency translation	(32)	(52)
Asset retirement obligations settled	(20)	(30)
Changes in non-cash working capital	(29,355)	(28,226)
Net cash used in operating activities	(3,672)	(13,071)

INVESTING
Additions to intangible exploration and evaluation assets	(330)	-
Additions to petroleum and natural gas assets	(5,161)	(8,547)
Additions to other assets	(86)	-
Changes in non-cash working capital	932	533
Net cash used in investing activities	(4,645)	(8,014)

FINANCING
Issue of common shares for cash	-	547
Interest paid	(618)	(995)
Increase in long-term debt	96	121
Payments on lease obligations	(394)	(399)
Repayments of long-term debt	-	(5,000)
Changes in non-cash working capital	-	(200)
Net cash used in financing activities	(916)	(5,926)

Currency translation differences relating to cash and cash equivalents	(187)	41
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,420)	(26,970)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	33,250	51,705
CASH AND CASH EQUIVALENTS, END OF PERIOD	23,830	24,735

Advisory on Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the plans for the Company's 2020 Canadian drilling program and the details thereof; the Company's expectation relating to the performance of the South Harmattan Cardium prospect; and the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; the potential impacts of COVID-19 to the Company’s business, operating results, cash flows and/or financial condition; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

This document includes an estimate of net oil pay thickness at HW-2A development well, which estimate may be considered to be anticipated results under National Instrument 51-101. The estimate was prepared internally. The risks and uncertainties associated with recovery of resources from HW-2A development well include, but are not limited to: that the Company may encounter unexpected drilling results; the occurrence of unexpected events in the exploration for, and the operation and development of, oil and gas; delays in anticipated timing of drilling and completion of wells; geological, technical, drilling and processing problems; and other difficulties in producing petroleum reserves.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

Bopd	barrels of oil per day
bbl	barrels
bbls/d	barrels per day
mbbls	thousand barrels
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
Boepd	barrels of oil equivalent per day
MMBtu	One million British thermal units
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
NGL	Natural Gas Liquids

Production Disclosure

Production Summary (WI before royalties and taxes):
(Boepd)	April - 20	Q1 - 20	Q4 - 19	Q3 - 19	Q2 - 19
Egypt (Bopd)	12,111	12,544	12,831	13,750	14,663
Eastern Desert of Egypt (Bopd)	11,854	12,343	12,831	13,750	14,663
Heavy Crude (bbls/d)	11,077	11,548	11,984	12,909	13,785
Light and Medium Crude (bbls/d)	777	795	847	841	878
Western Desert of Egypt (Bopd)	257	201	-	-	-
Light and Medium Crude (bbls/d)	257	201	-	-	-
Canada (Boepd)	2,240	2,453	2,531	2,193	2,277
Light and Medium Crude (bbls/d)	797	860	908	666	788
Natural Gas (mcf/d)	4,914	4,996	5,334	5,652	5,730
Associated Natural Gas Liquids (bbls/d)	624	761	735	585	533
Total (Boepd)	14,351	14,997	15,362	15,943	16,940

Production Guidance
(Boepd)	Low	High	Mid-Point
Egypt (Bopd)	11,300	12,100	11,700
Heavy Crude (bbls/d)	10,396	11,132	10,743
Light and Medium Crude (bbls/d)	904	968	957
Canada (Boepd)	2,000	2,200	2,100
Light and Medium Crude (bbls/d)	672	740	706
Natural Gas (mcf/d)	5,142	5,646	5,394
Associated Natural Gas Liquids (bbls/d)	471	519	495
Total (Boepd)	13,300	14,300	13,800

For further information, please contact:
TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Sole Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

FTI Consulting (Financial PR)	+44 (0) 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan

Tailwind Associates (Investor Relations)
Darren Engels	darren@tailwindassociates.ca http://www.tailwindassociates.ca +1 403.618.8035 investor.relations@trans-globe.com http://www.trans-globe.com +1 403.264.9888